

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 12, 2007

Via U.S. Mail and Fax (276) 628-1729

Mr. David C. Stuebe
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place, P.O. Box 2345
Abingdon, VA 24212

> **Re:** **Alpha Natural Resources, Inc. and Alpha NR Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-32423 and File No. 333-124319-17**
>
> **Form 10-Q for the period ended March 31, 2007**
> **Filed May 10, 2007 and May 15, 2007**

Dear Mr. Stuebe:

We have reviewed your Form 10-K(s) for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Note 3(k). Revenue Recognition, page 81

1. We note your alternatives for recognizing revenue in the event that new contracts are negotiated with a customer and shipments commence before the old contract is complete. Please tell us and disclose in more detail why these alternative revenue recognition methods are necessary and why revenue would not be recognized according to the terms of the contract under which the product is shipped.

Alpha NR Holding, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Note 12. Long-Term Debt
10% Senior Notes Due June 2012, page 93

2. We note your disclosure that certain entities acting as guarantors do not have independent operations or assets and thus disclosure of condensed historical financial information for guarantor/non-guarantor parent or subsidiary companies is not meaningful. We also note that you have supplied these guarantor financial statements in your Form 10-Q for the quarterly period ended March 31, 2007. Please tell us and revise your disclosure to include these statements for the fiscal year ended December 31, 2006, or tell us why these statements were not included in your Form 10-K.

Form 10-Q for the quarterly period ended March 31, 2007
Note 14. Supplemental Guarantor/Non-Guarantor Financial Information

3. We note your disclosure that the payment obligations under the $175,000 10% Senior Notes due 2012 are unsecured, but are guaranteed fully and conditionally on a joint and several basis by the Company. Please tell us if this disclosure should be changed to unconditionally, and if so, please revise your language in future filings. If the disclosure is correct and the Senior Notes are guaranteed on a conditional basis, please revise to disclose those conditions on a more detailed basis.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

 /s/ April Sifford

April Sifford
Branch Chief Accountant